GRASIM
ADITYA BIRLA GROUP

04 FEB 10 AM 7:21

[redacted]

04012691

January 9, 2004

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

82-3322

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Wednesday, January 21, 2004 interalia to take on record the unaudited financial results (provisional) for the quarter ended December 31, 2003.

This is for your information.

Thanking you,
Yours faithfully,

AK Malu
Ashok Malu
Company Secretary

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

SUPPL

dlw 2/10

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)